SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 30, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on September 30, 2004

Amsterdam • 30 September 2004

ING Group reached an agreement in principle with Sal. Oppenheim about the sale of ING BHF-Bank

ING Group announced today that it reached an agreement in principle with Sal. Oppenheim about the sale of ING BHF-Bank.

ING Group will retain Deutsche Hypothekenbank, the London Branch of ING BHF-Bank and the restructured loan portfolio. ING Group will continue to serve its German global clients.

Sal. Oppenheim intends to continue to operate BHF-Bank as a stand-alone entity, concentrating on asset management, private banking, financial markets and a focused corporate banking business.

Closing of the transaction is expected at year-end 2004.

Press enquiries: ING Group, The Netherlands Peter Jong, tel: + 31 20 541 5457, mobile: + 31 6 55123 723

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: September 30, 2004